Oncolytics Biotech® Announces Receipt of Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency

SAN DIEGO, CA and CALGARY, AB, February 14, 2025 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today announced that it received a delinquency notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on February 13, 2025 indicating that the Company is not currently in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rules for continued listing on the Nasdaq Capital Market, as the closing bid price for the Company’s ordinary shares listed on the Nasdaq Capital Market was below $1.00 per share for 30 consecutive business days. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Notice provides that the Company has a period of 180 calendar days from the date of the Notice, or until August 12, 2025, to regain compliance with the minimum bid price requirement.

The receipt of the Notice has no immediate effect on the Company’s business operations or the listing of the Company’s ordinary shares, which will continue to trade uninterrupted on the Nasdaq under the ticker “ONCY.” Pursuant to the Notice, the Company has until August 12, 2025, to regain compliance with the minimum bid price requirement, during which time the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time before August 12, 2025, the bid price of the Company’s ordinary shares closes at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance to the Company.

In the event that the Company does not regain compliance by August 12, 2025, the Company may be eligible for additional time to regain compliance. To qualify, the Company would be required to meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, except for the minimum bid price requirement. In addition, the Company would be required to notify Nasdaq of its intent to cure the deficiency during the second compliance period.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ ability to regain compliance with Nasdaq listing requirements within the stated compliance period;

Oncolytics qualifying for an additional extension to comply with Nasdaq listing standards; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Timothy McCarthy
LifeSci Advisors
+1-917-679-9282
tim@lifesciadvisors.com

Media Contact for Oncolytics
Michael Rubenstein
LifeSci Communications
mrubenstein@lifescicomms.com